January 21, 2021

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rule 485(a) Filing for The Calvert Fund (the “Registrant”) on behalf of

Calvert Core Bond Fund (formerly Calvert Long-Term Income Fund) (the “Fund”)

Post-Effective Amendment No. 121 (1933 Act File No. 002-76510)

Amendment No. 121 (1940 Act File No. 811-03416) (the “Filing”)

Dear Ms. Lithotomos:

This letter responds to the comments you provided telephonically to the undersigned and Deanna Foley on December 9, 2020 with respect to the Filing. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Filing. The comments and Registrant’s responses thereto are as follows:

1.    In footnote 2 to the fee table, please revise the last sentence to read as follows “If it becomes unnecessary for the Advisor to waive fees or reimburse expenses, the Trust’s Board of Trustees may permit the Advisor to retain the difference between the Fund’s total annual operating expenses and the expense limitation currently in effect, or, if lower, the expense limitation that was in effect at the time of the waiver and/or reimbursement, to recapture all or a portion of its prior fee waivers or expense reimbursements within three years of the date they were waived or reimbursed.”

Response: In response to the comment, Registrant will revise the last sentence in footnote 2 to the fee table as indicated below. In addition, Registrant notes that as disclosed in footnote 2, amounts reimbursed may be recouped by CRM only during the same fiscal year.

“Amounts reimbursed may be recouped by CRM during the same fiscal year to the extent actual expenses are less than any contractual expense cap in place during such year.”

2.    For the expense Example, please confirm that the expenses shown reflect the waiver only for the contractual period.

Response: Registrant so confirms.

3.    Please confirm that all bracketed and blank information contained in the registration statement will be completed in the Fund’s 485(b) filing.

Response: Registrant confirms that all bracketed and blank information will be completed in the Fund’s 485(b) filing.

4.    In the first paragraph of “Fund Summary – Principal Investment Strategies,” please consider adding “(plus any borrowings for investment purposes)” after net assets.

Response: The Registrant will add the requested disclosure as follows:

The Fund typically invests at least 80% of its net assets in investment grade, U.S. dollar-denominated debt securities, as assessed at the time of purchase (the “80% policy”). For purposes of the Fund’s 80% policy, net assets include any borrowings for investment purposes.

5.    The Fund may invest principally in ABS and MBS. Supplementally please explain how much the Fund intends to invest, if any, in CDOs, CLOs and CMOs, particularly in lower rated tranches.

Response: The Fund does not invest principally in CDOs or CLOs. Although the Fund may invest up to 5% of its total assets in such investments, it has not historically done so. The Fund may invest more than 5% of its total assets in CMOs. As disclosed in the Fund’s Principal Investment Strategies, investment in below-investment grade instruments is limited to 5% of the Fund’s net assets. This limitation applies to the Fund’s collective investment, if any, in below-investment grade CDOs, CLOs and CMOs.

6.    Please consider adding additional risk disclosure to the Fund Summary with regard to the COVID-19 pandemic.

Response: Registrant notes that the Fund’s “Market Risk” in Item 4 includes discussion of epidemics and pandemics, which corresponds to the Item 9 “Recent Market Conditions Risk” where the effects of and risks associated with the coronavirus pandemic are discussed in more detail. Accordingly, the Registrant respectfully declines to make any additional changes in response to this comment.

7.    Please confirm that the Fund will not invest principally in emerging market investments.

Response: The Registrant confirms that the Fund will not invest principally in emerging market investments.

8.    Please confirm supplementally that Appendix B contains the only financial intermediaries that would charge shareholders fees for this Fund.

Response: A financial intermediary may offer Fund shares subject to variations in or elimination of the Fund’s sales charge, provided such variations are described in the Prospectus. If no such variations are disclosed in Appendix B with respect to a particular financial intermediary, then the Fund’s standard policies with respect to sales charges as described in the “Sales Charges” section of the Prospectus apply.

9.    Please confirm compliance with the FAST ACT requirements, which includes hyperlinks to documents which are incorporated by reference in the filing.

Response: The Registrant so confirms.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.